SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



    RYANAIR ANNOUNCES ONE MILLION SEAT SALE TO CELEBRATE RECORD ANNUAL RESULTS.
                       TRAFFIC GROWS 42%, PROFITS RISE BY 59%

    Ryanair, Europe's No.1 low fares airline today (3 June'03) announced record traffic and profit growth for the year (end 31 Mar'03). Passenger traffic for the year grew by 42% to 15.7m as average load factors increased from 81% to 84%, primarily due to a 6% reduction in average fares. This reduction in yields was a result of continuing price promotions, the launch of over 20 new routes, a new base in Milan-Bergamo, and Ryanair's commitment to offer the lowest fares in every market it serves. Total revenues in the year rose by 35%, however operating costs rose at a slower rate by 26%. As a result Ryanair's after tax margins increased exceptionally from 24% to 28%, and Net Profit increased by 59% to EUR239.4m.

                  Summary Table of Results (Irish GAAP) - in Euro

    Year ended                   Mar 31,         Mar 31,               %
                                    2002            2003        Increase

    Passengers                     11.09m            15.74m          + 42%

    Revenue                     EUR624.1m         EUR842.5m          + 35%

    Profit after tax            EUR150.4m         EUR239.4m          + 59%

    Basic EPS (Euro                 20.64             31.71          + 54%
    Cents)

    Announcing these results, Ryanair's Chief Executive, Michael O'Leary said in London today;

        "These results demonstrate how robust Ryanair's lowest fares business model is in Europe. Our fares are much lower than any other EU airline and our outstanding team of 1,900 people remain committed to relentlessly driving down air fares. As our people now form one of our largest shareholder blocks, I am delighted that their efforts are being rewarded, not just with higher pay and rapid promotion, but also with increasingly valuable share options. We will continue to lower costs and we will use these low costs and record profit margins to drive down fares even faster and stimulate rapid growth.

     "Ryanair has - for the fifteenth year in a row - delivered increased profits, despite a 6% reduction in average fares, at a time when most of our competitors are reducing capacity and announcing losses. The market has suffered from high fuel prices, the war in Iraq, the impact of SARS and the continuing effect of the economic downturn in many European countries. Despite these difficult conditions Ryanair's continued profitability stems from the fact that we have the lowest costs and the lowest air fares which no other European airline can match. I can think of no better way to prove our determination to lower air fares than to announce a record low fare seat sale. So this morning we released one million low fare seats at GBP19.99 and GBP29.99 one way for travel during the peak Summer months of June, July and August. Passengers should book these immediately at www.RYANAIR..COM because these record low prices, for peak Summer flights will be snapped up in record time.

     "Shareholders should be aware that these results for the past 12 months have been exceptional. We have repeatedly stated that profit margins of almost 30% are a one off and non-sustainable. Our business plan remains (a) to grow traffic on average by 25% per annum and (b) maintain a profit (after tax) margin of approximately 20%. Obviously some years we will fall below these averages and some years - such as above - we will exceed them.

     "In recent months we have launched two new bases (Milan Bergamo and Stockholm Skavsta) and 12 former Buzz services among a total of 50 new routes. These new routes will generate abnormal traffic growth of 50% for the coming year. We will drive down fares (by more than our normal 5% target) and at this stage expect yields for the year to decline by at least 10% and possibly more depending on the extent to which Sterling weakens against the Euro. This is great news for our customers but bad news for competitors (many of whom are hoping that their fares will rise). With the launch of 50 new routes out of a total network of 125 load factors will also decline this year to about 80%. Our margins will also be diluted by the closure and relaunch of the Buzz operation (which was grounded for the entire month of April) and the negative impact of operating expensive BAe146 aircraft on certain routes which will be replaced by larger and lower cost Boeing 737-800's next year.

     "The last quarter of the year was also notable for a significant increase in our aircraft order with Boeing which was increased, at lower prices to 125 firm and 125 option aircraft. This is the largest ever order by any European airline for narrowbody aircraft. Ryanair intends to continue with the single aircraft fleet model which was pioneered by Southwest and which has proven so profitable for us over the past fifteen years. These aircraft give us the capacity to continue to grow (after this year) at about 25% per annum by opening up new bases and new routes from existing bases.

     "With up to 40 new airports and 9 potential new bases presently under negotiation we have more growth opportunities than we need for the next five years. We will continue to grow in a safe and controlled manner, and within the next three years we plan to carry more than 30 million international scheduled passengers per annum at which point we will overtake both Lufthansa and British Airways to become the largest international scheduled airline in the world. The fact that the largest international airline in Europe will also be the one offering the lowest fares and the best customer service (we are presently ranked No.1 in Europe for on-times, completions and fewest lost bags) is good news for European consumers and bad news for our higher fare competitors.

     "It is depressing - yet again - to record that Ireland continues to be the only country in Europe to miss out on this extraordinary traffic and tourism growth. We are still waiting for the Irish Government to stop talking about competition and start doing something about it. The development of competing terminals and the splitting up of the Aer Rianta monopoly has received further support from the Government appointed Committee of "Wisemen", the Irish Hotels Federation, Aer Lingus - the Irish State airline - and the Government's own tourism review group. At a time when the Irish Prime Minister has recently called for greater competitiveness in every area of Irish life, one would think that he would at least set an example by breaking up his own airport monopoly and we again call on him to get on with it. It's time for less talk and more action from this Government if the Irish tourism industry is to be rescued.

     "Our business in the current quarter continues to grow very strongly. As we announced this morning, traffic for the month of May - with the inclusion for the first month of the former Buzz routes - was 53% greater than May last year. We have driven down yields by 15% during the month, of which 5% points is due to the weakness in Sterling against the Euro. I personally expect no near term improvement in either the low fare environment or the strength of the Euro, and believe therefore that yields for the year will continue to be 10% to 15% lower than last year. However this negative revenue effect (of weaker Sterling) will be partially compensated by lower Sterling costs. In addition the strength of the Euro against the Dollar will substantially lower costs of aircraft acquisitions, fuel and spares over the coming years.

     "Looking forward we remain confident of another successful year for Ryanair during which we will deliver substantial traffic growth. Even though we will drive down fares and yields we expect to maintain our normal profit margins of just over 20% and record our sixteenth consecutive year with a material increase in profits.

    ENDS     3rd June 2003



    For results and further information Howard Millar          Pauline McAlester
    please contact:                     Ryanair Holdings Plc  Murray Consultants
       www.Ryanair.com                  Tel: 353-1-8121212    Tel: 353-1-4980300

    Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

    Ryanair is Europe's largest low fares airline with 125 low fare routes across 16 countries. Ryanair operates a fleet of 67 aircraft, with firm orders for up to a further 89 new Boeing 737-800's which will be delivered over the next 8 years. Ryanair currently employs a team of 1,900 people and expects to carry approximately 24 million scheduled passengers in the current year.


Ryanair Holdings plc and Subsidiaries


Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP



                                                                                       Year            Year
                                                                                      ended           ended
                                                                                  March 31,       March 31,
                                                                                       2003            2002
                                                                                    EUR'000         EUR'000
                                                                                 ----------      ----------

Operating Revenues
Scheduled revenues                                                                  731,951         550,991
Ancillary revenues                                                                  110,557          73,059
                                                                                 ----------       ---------
Total operating revenues
-continuing operations                                                              842,508         624,050

Operating expenses
Staff costs                                                                          93,073          78,240
Depreciation and amortisation                                                        76,865          59,010
Other operating expenses
              Fuel & Oil                                                            128,842         103,918
              Maintenance, materials and repairs                                     29,709          26,373
              Marketing and distribution costs                                       14,623          12,356
              Aircraft rentals                                                            -           4,021
              Route charges                                                          68,406          46,701
              Airport and Handling                                                  107,994          84,897
              charges
              Other                                                                  59,522          45,601
                                                                                 ----------       ---------
Total operating expenses                                                            579,034         461,117
                                                                                 ----------       ---------

Operating profit - continuing operations                                            263,474         162,933

Other income/(expenses)
Foreign exchange gains                                                                  628             975
(Loss)/gain on disposal of fixed assets                                                 (29)            527
Interest receivable and similar income                                               31,363          27,548
Interest payable and similar charges                                                (30,886)        (19,609)
                                                                                  ----------      ---------
Total other income/(expenses)                                                         1,076           9,441
                                                                                  ----------      ---------
Profit on ordinary activities
before taxation                                                                     264,550         172,374

Tax on profit on ordinary activities                                                (25,152)        (21,999)
                                                                                  ----------      ---------
Profit for the period                                                               239,398         150,375
                                                                                  ==========      =========

Earnings per ordinary share
              -Basic(Euro cent)                                                       31.71           20.64
              -Diluted(Euro cent)                                                     31.24           20.32

Number of ordinary shares(in 000's)
              -Basic                                                                755,055         728,726
              -Diluted                                                              766,279         739,961



Ryanair Holdings plc and Subsidiaries
Consolidated Balance Sheets in accordance with UK and Irish GAAP

                                                                       March 31,                  March 31,
                                                                            2003                       2002
                                                                         EUR'000                    EUR'000
                                                                       ---------                  ---------
Fixed assets
Tangible assets                                                        1,352,361                    951,806
                                                                       ---------                  ---------

Current Assets
Cash and liquid resources                                              1,060,218                    899,275
Accounts receivable                                                       14,970                     10,331
Other assets                                                              16,370                     11,035
Inventories                                                               22,788                     17,125
                                                                       ---------                  ---------
Total current assets                                                   1,114,346                    937,766
                                                                       ---------                  ---------
Total assets                                                           2,466,707                  1,889,572
                                                                       =========                  =========

Current liabilities
Accounts payable                                                          61,604                     46,779
Accrued expenses and other liabilities                                   251,328                    217,108
Current maturities of long term debt                                      63,291                     38,800
Short term borrowings                                                      1,316                      5,505
                                                                       ---------                  ---------
Total current liabilities                                                377,539                    308,192
                                                                       ---------                  ---------

Other liabilities
Provisions for liabilities and charges                                    67,833                     49,317
Accounts payable due after one year                                        5,673                     18,086
Long term debt                                                           773,934                    511,703
                                                                       ---------                  ---------
                                                                         847,440                    579,106
                                                                       ---------                  ---------

Shareholders' funds - equity
Called - up share capital                                                  9,588                      9,587
Share premium account                                                    553,512                    553,457
Profit and loss account                                                  678,628                    439,230
                                                                       ---------                  ---------
Shareholders' funds - equity                                           1,241,728                  1,002,274
                                                                       ---------                  ---------

Total liabilities and shareholders' funds                              2,466,707                  1,889,572
                                                                       =========                  =========


Ryanair Holdings plc and Subsidiaries
Consolidated Cashflow Statements in accordance with UK and Irish GAAP

                                                    Year          Year
                                                   ended         ended
                                               March 31,     March 31,
                                                    2003          2002
                                                 EUR'000       EUR'000
                                               ---------     ---------
Net cash inflow from operating activities        351,003       309,109

Returns on investments and servicing of              608        10,360
finance
Taxation                                          (3,411)       (5,071)
Capital expenditure(including aircraft          (469,847)     (372,024)
deposits)                                      ---------     ---------

Net cash (outflow) before financing
and management of liquid resources              (121,647)      (57,626)

Financing                                        286,779       329,754
(Increase) in liquid resources                  (166,329)     (251,241)
                                               ---------     ---------
(Decrease)/increase in cash                       (1,197)       20,887
                                               ==========    =========

Analysis of movement in liquid resources
At beginning of year                             816,023       564,782
Increase in year                                 166,329       251,241
                                               ---------     ---------
At end of year                                   982,352       816,023
                                               =========     =========

Analysis of movement in cash
At beginning of year                              77,747        56,860
Net cash (outflow)/inflow                         (1,197)       20,887
                                               ---------     ---------
At end of year                                    76,550        77,747
                                               =========     =========

Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP

                                              Share     Profit
                                 Ordinary   premium   and loss
                                   shares   account    account       Total
                                  EUR'000   EUR'000    EUR'000     EUR'000
                                  -------   -------   --------   ---------

Balance at April 1,                 9,587   553,457    439,230   1,002,274
2002

Issue of ordinary equity                1        55          -          56
shares

Profit for the financial                -         -    239,398     239,398
year                              -------   -------    -------   ---------

Balance at March 31, 2003           9,588   553,512    678,628   1,241,728
                                  =======   =======    =======   =========

Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with US GAAP



                                                   Year            Year
                                                  ended           ended
                                              March 31,       March 31,
                                                   2003            2002
                                                EUR'000         EUR'000
                                              ---------       ---------
Operating Revenues
Scheduled revenues                              731,951         550,991
Ancillary revenues                              110,557          73,059
                                              ---------       ---------

Total operating revenues
-continuing operations                          842,508         624,050

Operating expenses
Staff costs                                      91,907          77,025
Depreciation and amortisation                    76,865          59,010
Other operating expenses
         Fuel & Oil                             128,842         103,918
         Maintenance, materials and              29,709          26,373
         repairs
         Marketing and distribution              14,623          12,356
         costs
         Aircraft rentals                             -           4,021
         Route charges                           68,406          46,701
         Airport and Handling                   107,994          84,897
         charges
         Other                                   59,434          45,513
                                              ---------       ---------
Total operating expenses                        577,780         459,814
                                              ---------       ---------

Operating profit - continuing                   264,728         164,236
operations

Other income/(expenses)
Foreign exchange (losses)/gains                  (3,561)            975
(Loss)/gain on disposal of fixed                    (29)            527
assets
Interest receivable and similar                  31,363          27,548
income
Interest payable and similar charges            (25,624)        (14,582)
                                              ---------       ---------
Total other income/(expenses)                     2,149          14,468
                                              ---------       ---------

Profit on ordinary activities
before taxation                                 266,877         178,704
Tax on profit on ordinary activities            (25,067)        (23,155)
                                              ---------       ---------
Net Income                                      241,810         155,549
                                              =========       =========

Net Income per ADS
         -Basic(Euro cent)                       160.13          106.73
         -Diluted(Euro cent)                     157.78          105.11

Weighted Average number of shares
         -Basic                                 755,055         728,726
         -Diluted                               766,279         739,961

Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles

(A) Net income under US GAAP



                                                        Year ended
                                           March 31,                   March 31,
                                                2003                        2002
                                             EUR'000                     EUR'000
                                           ---------                   ---------

Profit as reported in the consolidated
profit and loss accounts in accordance
with UK and Irish GAAP                       239,398                     150,375

Adjustments
Pension                                          697                         751
Derivative financial instruments(net of       (4,189)                          -
tax)
Employment grants                                469                         464
Capitalised interest re aircraft               5,262                       5,027
acquisition programme
Darley Investments Limited                        88                          88
Tax effect of adjustments                         85                     (1,156)
                                           ---------                   ---------
Net income under US GAAP                     241,810                     155,549
                                           =========                   =========


(B) Consolidated Cashflow Statements in
accordance with US GAAP

                                                        Year ended

                                             March 31,                 March 31,
                                                2003                        2002
                                             EUR'000                     EUR'000
                                           ---------                   ---------

Cash inflow from operating activities        348,200                     314,398
Cash (outflow) from investing               (454,916)                  (551,146)
activities
Cash inflow from financial activities        282,590                     330,181
                                           ---------                   ---------

Increase in cash and cash equivalents        175,874                      93,433
Cash and cash equivalents at beginning       482,492                     389,059
of year                                    ---------                   ---------

Cash and cash equivalents at end of
year                                         658,366                     482,492
                                           =========                   =========

Cash and cash equivalents under US           658,366                     482,492
GAAP

Deposits with a maturity of between          401,852                     416,783
three and six months                       ---------                   ---------

Cash and liquid resources under UK and     1,060,218                     899,275
Irish GAAP                                 =========                   =========

Ryanair Holdings plc and Subsidiaries

Summary of significant differences between
UK, Irish and US generally accepted
accounting principles

(C) Shareholders' funds - equity

                                                March 31,    March 31,
                                                    2003          2002
                                                 EUR'000         EUR'000
                                               ---------     ---------

Shareholders' equity as reported in the
consolidated balance
sheets (UK and Irish GAAP)                     1,241,728     1,002,274

Adjustments:
Pension                                            3,111         2,414
Employment grants                                      -         (469)
Capitalised interest re aircraft acquisition      10,289         5,027
programme
Darley Investments Limited                          (239)        (327)
Unrealised Pension deficit(net of tax)            (2,656)            -
Derivative financial instruments(net of tax)     (73,371)       12,448
Tax effect of adjustments                         (1,675)      (1,760)
                                               ---------     ---------
Shareholders' equity as adjusted to accord     1,177,187     1,019,607
with US GAAP                                   =========     =========

Opening shareholders' equity under US GAAP     1,019,607       674,386

Comprehensive Income adjustments
Investments                                            -         (588)
Unrealised Pension deficit(net of tax)            (2,656)            -
Unrealised (losses)/gains on derivative          (81,630)        8,259
financial instruments(net of tax)              ---------     ---------

                                                 (84,286)        7,671

Net income in accordance with US GAAP            241,810       155,549
Stock issued for cash                                 56       182,001
                                               ---------     ---------
Closing shareholders' equity under US GAAP     1,177,187     1,019,607
                                               =========     =========

                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

                      Summary - Year ended March 31, 2003

Profit after tax has increased by 59% to EUR239.4m, compared to EUR150.4m in the previous year ended March 31, 2002 driven by continued strong growth in passenger volumes and tight cost control. Operating margins have increased by 5 points to 31% which has resulted in Operating Profit increasing by EUR100.5m to EUR263.5m compared to year ended March 31, 2002.

Total Operating Revenues grew by 35% to EUR842.5m whilst passengers numbers have increased by 42% to 15.7m.

Scheduled Passenger revenues increased by 33% to EUR732.0m due to strong passenger volume growth, offset by a 6% decline in average fares during the period. Passenger volumes increased due to the launch of new routes and bases, and increased capacity on our existing routes.

Ancillary Revenue grew by 51% to EUR110.6m, which is higher than the growth in passenger volumes and reflects very strong growth in non-flight scheduled revenue, car hire, and on-board sales, whilst Charter income declined due to a reduction in the level of seat capacity allocated.

Total Operating Expenses increased by 26% to EUR579.0m due to the increased level of activity, and the increased costs, primarily fuel, depreciation, route charges and airport & handling costs associated with the growth of the airline. Operating costs continue to be positively impacted by the higher proportion of the 737-800's of the total fleet.

Net margins have as a result of above increased from 24% to 28% whilst Net Profit increased by 59% to EUR239.4m.

Earnings per share has increased by 54% to 31.71 euro cent, which is lower than the growth in net profit due to an increase in the number of shares in issue post the share offering in February 2002.

Balance Sheet

Cash and Liquid Resources have increased from EUR899.3m at March 31, 2002 to EUR1,060.2m at March 31, 2003, reflecting the increased cash flows from the profitable trading performance during the period offset by expenditure in respect of the aircraft acquisition programme. Thirteen additional aircraft were delivered, five in the last quarter, which in addition to aircraft deposits accounted for the bulk of the EUR469.8m incurred in capital expenditure. This was part funded by the draw down of long term debt which increased, net of repayments, by EUR286.8m during the period. Shareholders' Funds at March 31, 2003 have increased to EUR1,241.7m, compared to EUR1,002.3m at March 31, 2002.

Detailed Discussion and Analysis - Year ended March 31, 2003

Profit after tax has increased by 59% to EUR239.4m driven by strong growth in passenger volumes and continued tight cost control and as a result Net margins have increased by 4 points to 28% from 24% in the comparative period.

Total Operating Revenues increased by 35% to EUR842.5m whilst passenger volumes increased by 42% to 15.7m.

Scheduled Passenger Revenues increased by 33% to EUR732.0m primarily due to increased passenger numbers on new and existing routes, partly offset by a 6% decline in average fares.

Ancillary Revenues increased by 51% to EUR110.6m, which is higher than the growth in passenger volumes, and reflects increases in non-flight scheduled revenues, car hire revenues, and other ancillary product revenues, offset by a reduction in Charter revenues due to the continued focus on the scheduled operation. Charter capacity has been transferred to scheduled services with the Company now offering flights to destinations previously served by Charters. Overall ancillary revenues have increased to 13% of total revenues compared to 12% last year.

Total Operating Expenses increased by 26% to EUR579.0m due to the increased level of activity, and the increased costs primarily staff, depreciation, fuel, route charges and airport & handling costs associated with the growth of the airline.

Staff costs have increased by 19% to EUR93.1m. This increase reflects a 13% increase in average employee numbers to 1,746. Pilots, who earn higher than the average salary, accounted for 47% of the increase in employment. The increase in the level of activity has also resulted in an increase in the level of productivity-based pay for both pilots and Inflight crew. Staff costs also rose due to the impact of pay increases granted which were between 3% and 5%.

Depreciation and Amortisation increased by 30% to EUR76.9m due to an increase in the number of aircraft owned from 41 to 54 and the amortisation of capitalised maintenance costs offset by savings due to the base cost of all 737-200 aircraft now having been fully depreciated.

Fuel costs rose by 24% to EUR128.8m due to a 33% increase in the number of hours flown, offset by a lower average US$ cost per gallon of fuel and an improvement in the fuel burn rate due to a higher proportion of 737-800 aircraft operated.

Maintenance costs increased by 13% to EUR29.7m reflecting an increase in the size of the fleet operated, and an increase in the number of flight hours offset by savings due to improved reliability arising from the higher proportion of 737-800 aircraft as a percentage of the total fleet, and a reduction in the level of unscheduled engine maintenance that arose during the year.

Marketing and Distribution Costs increased by 18% to EUR14.6m due to a higher spend on the promotion of new routes, the launch of Frankfurt-Hahn earlier in the year and the opening of an additional two bases at Milan-Bergamo and Stockholm-Skavsta this Spring.

Aircraft Rental Costs did not arise during the period reflecting the reduced requirement to rent additional seat capacity arising from the delivery of the new 737-800 aircraft.

Route Charges increased by 46% to EUR68.4m due to an increase in the number of sectors flown, an increase in the size of aircraft operated which incur a higher charge, an increase in the average sector length and an increase in the basic unit cost in some countries.

Airport and Handling Charges increased by 27% to EUR108.0m due to an increase in the number of passengers flown, and the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes and at our new bases.

Other Expenses increased by 31% to EUR59.5m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on other indirect costs.

Operating margins have increased to 31% due to the reasons outlined above and this has resulted in Operating Profits increasing by 62% to EUR263.5m during the period.

Interest Receivable increased by EUR3.8m to EUR31.4m reflecting the strong growth in cash resources arising from the profitable trading performance, offset by reductions in deposit rates during the period. Interest Payable increased by EUR11.3m to EUR30.9m due to the increased level of debt arising from the acquisition of 13 new aircraft.

Foreign exchange gains arose primarily due to the conversion of sterling bank balances to euro at the period end, plus the conversion of foreign currency receivable and payable balances.

Taxation has increased by 14% during the period, less than the growth in pre-tax profits and primarily reflects the continued decline in the headline rate of Corporation Tax in Ireland.

The Company's Balance Sheet continues to benefit from the strong growth in profits. Tangible fixed assets increased to EUR1,352.4m from EUR951.8m principally as a result of the delivery of thirteen additional aircraft since March 31, 2002 and the payment of deposits for future deliveries. Advance delivery deposits amounted to EUR257.3m at the year-end. The Company generated cash from operating activities of EUR351.0m, which funded all advance payments on future deliveries whilst the balance is reflected in the higher cash and liquid resources figure of EUR1,060.2m. Total Debt has increased by a further EUR286.7m, net of repayments, since March 31, 2002 to EUR837.2m. Shareholder's Funds at March 31, 2003 have increased to EUR1,241.7m compared to EUR1,002.3m at March 31, 2002.

                       Notes to the Financial Statements

1. Accounting Policies

        The accounting policies followed in the preparation of these consolidated financial statements for the year ended March 31, 2003 are consistent with those set out in the Annual Report for the year ended March 31, 2002.

2. Approval of the Financial Statements

        The Board of Directors approved the consolidated financial statements for the Year ended March 31, 2003 on May 29, 2003.

3. Generally Accepted Accounting Policies

        The Management Discussion and Analysis of Results for the Quarter and Year ended March 31, 2003 are based on the results reported under Irish and UK GAAP.

        Nationality Declaration

        The Company has undertaken to notify the shareholders periodically of the percentage of Ordinary shares held by EU Nationals. Accordingly, on March 31, 2003 EU Nationals held not less than 52.02% of the ordinary shares.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 June 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director